SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

 (Title of Class of Securities)

84130C100

 (CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1) NAME OF FILING PARTIES
BBTS Borrower LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
PN - limited partnership

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BBTS Borrower LP to SHB, BBTS Borrower LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1) NAME OF FILING PARTIES
BBTS Borrower GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BBTS Borrower GP LLC to SHB, BBTS Borrower GP LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1) NAME OF FILING PARTIES
BBTS Guarantor LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
PN – limited partnership

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BBTS Guarantor LP to SHB, BBTS Guarantor LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates

Page  of [INSERT PAGE NUMBER]
US_ACTIVE:\44533785\18\26509.0018

(1) NAME OF FILING PARTIES
BBTS Guarantor GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BBTS Guarantor GP LLC to SHB, BBTS Guarantor GP LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates

(1) NAME OF FILING PARTIES
BlackBrush TexStar LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
PN/HC – limited partnership

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BlackBrush TexStar LP to SHB, BlackBrush TexStar LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates

(1) NAME OF FILING PARTIES
BlackBrush TexStar GP LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (1)
(b) [_]
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
28,963,113(2)
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
28,963,113(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,963,113(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.2%(3)
(14) TYPE OF REPORTING PERSON
OO – limited liability company

(1) See disclosure in the last paragraph of Item 2 to which this Schedule 13D relates for an explanation as to the existence of a group for purposes of Rule 13d-5(b).

(2) Southcross Holdings Borrower LP (“SHB”) owns 2,116,400 common units representing limited partner interests (“Common Units”), 14,633,000 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

As a result of the relationship of BlackBrush TexStar GP LLC to SHB, BlackBrush TexStar GP LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

SHB has separately filed a Schedule 13D with respect to the securities to which this Schedule 13D relates, and the relationship of the parties filing this Schedule 13D and their relationship to SHB is described in Item 2 and Item 5 of this Schedule 13D.

(3) Based upon 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 14, 2014.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P.  The name of the issuer is Southcross Energy Partners, L.P. (“SXE”) and the address of the principal executive offices of SXE is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“SHB”) owns of record 2,116,400 Common Units and all 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

BBTS Borrower LP (“BBTS-B”) owns 70.4% of each of Holdings and Holdings GP.  As a result of the relationship of BBTS-B to Holdings and Holdings GP and the relationship of the Filing Parties among themselves, as described in Item 2 and  Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.

The Class B Convertible Units will be converted into Common Units on a one-for-one basis on the Class B Conversion Date (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein).  The Subordinated Units shall be converted into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). The Class B Convertible Units and Subordinated Units reported in this Schedule 13D were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, and therefore such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 2. Identity and Background

(a) through (c)

This Schedule 13D is filed jointly by the following parties (collectively, the “Filing Parties”):

•	BBTS Borrower LP, a Delaware limited partnership (“BBTS-B”);

•	BBTS Borrower GP LLC, a Delaware limited liability company and the general partner of BBTS-B (“BBTS-B GP”);

•	BBTS Guarantor LP, a Delaware Limited partnership which is the sole member of BBTS-B GP and owns all of the limited partnership interest in BBTS-B (“BBTS-G”);

•	BBTS Guarantor GP, LLC, a Delaware limited liability company and the general partner of BBTS-G (“BBTS-G GP”);

•	BlackBrush TexStar LP, a Delaware limited partnership which is the sole member of BBTS-G GP and owns all of the limited partnership interest in BBTS-G (“BBTS-LP”);

•	BlackBrush TexStar GP LLC, a Delaware limited liability company which is the general partner of BBTS-LP (“BBTS-GP”).

BBTS-B owns 70.4% of each of Holdings and Holdings GP.  The principal business of BBTS-B is to hold such equity interests in Holdings and Holdings GP and, through its wholly owned subsidiaries, invest in and operate other upstream and midstream assets in the oil and gas industry.

The principal business of each of the other Filing Parties is as follows:

(1) BBTS GP is the general partner of BBTS-B and in such capacity controls the activities of BBTS-B.

(2) BBTS-G is a holding company and does not engage in any business activity and owns 100% of BBTS-GP and all of the limited partnership interest in BBTS-B.

(3) BBTS-G GP is the general partner of BBTS-G and in such capacity controls the activities of BBTS-G.

(4) BBTS-LP is a holding company and does not engage in any business activity and owns 100% of BBTS-GP and all of the limited partnership interest in BBTS-G.

(5) BBTS-GP is the general partner of BBTS-LP and in such capacity controls the activities of BBTS-LP.

The address of the principal office of each Filing Party is 18615 Tuscony Stone, Suite 300, San Antonio, Texas 78258.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of the Filing Parties (collectively, the “Covered Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

(d) During the past five years, no Filing Parties and no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Filing Parties and no Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Covered Persons who are natural persons are United States citizens.

The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 7 (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

Southcross Energy LLC (“SELLC”) holds the 29.6% of each of Holdings and Holdings GP not held by BBTS-B.  Each of (i) SELLC, Charlesbank Capital Partners, LLC (which the Filing Parties understand is the investment advisor to an investment fund which owns a majority of SELLC) (“CCP”), and the other Southcross Parties (as defined in Item 5), (ii) the Tailwater Parties (as defined in Item 6), which own 48.86% of BBTS-LP and BBTS-GP, and (iii) the EIG Parties (as defined in Item 6), which own 51.14% of BBTS-LP and BBTS-GP, are separately filing Schedule 13Ds with respect to the securities to which this Schedule 13D relate.  As a result of the relationship of SELLC, CCP, the Southcross Parties, the Tailwater Parties, the EIG Parties and the Filing Parties among themselves with respect to the transactions as described in Items 3 through 6 of this Schedule 13D, each of such parties may have been or continue to be members of a group under Rule 13d-5(b) with respect to the Common Units reported as beneficially owned by the Filing Parties in this Schedule 13 D, although the Filing Parties do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, such group is deemed to continue from and after such closing.

Item 3. Source and Amount of Funds or Other Consideration.

On August 4, 2014, SXE closed its previously reported transactions pursuant to that certain Contribution Agreement, dated June 11, 2014, among SXE, Southcross Energy GP LLC, a subsidiary of SXE (“SXE Energy GP”), and TexStar Midstream Services, LP (“TexStar”), a wholly-owned subsidiary of BBTS-B (the “Drop-Down Contribution Agreement”) pursuant to which SXE acquired TexStar’s rich gas system (the “Rich Gas System”) through TexStar’s contribution to SXE Energy GP of TexStar’s equity interest in the entities that own the Rich Gas System (the “Drop-Down Contribution”).  Pursuant to the Drop-Down Contribution Agreement, in exchange for the Drop-Down Contribution, SXE (a) paid TexStar cash and (b) issued to TexStar 14,633,000 Class B Convertible Units.  The Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated August 4, 2014, as filed with the Securities and Exchange Commission.

Immediately following the Drop-Down Contribution, on August 4, 2014, Southcross Energy LLC (“SELLC”), which held 100% of Southcross Energy Partners GP, LLC, the general partner of SXE (“SXE GP”) and 1,863,713 Common Units, 12,213,713 Subordinated Units and 229,716 Series A preferred units of SXE, closed its previously announced transaction to combine with TexStar pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Primary Contribution Agreement”), among BBTS-B, SELLC and Holdings.  Prior to the consummation of such transactions, SELLC elected to convert all of its Series A preferred units into 252,687 Common Units.  Pursuant to the Primary Contribution Agreement, (i) BBTS-B contributed (through Holdings) to SHB, a wholly owned subsidiary of Holdings, (a) 100% of the outstanding limited partnership interest in TexStar and (b) 100% of the outstanding limited liability company interest in TexStar Midstream GP, LLC, the sole general partner of TexStar, and (ii) SELLC contributed (through Holdings) to SHB, (a) 2,116,400 Common Units, (b) 12,213,713 Subordinated Units and (c) 100% of the interest in SXE GP (the “Combination Transaction”). TexStar then distributed to SHB the Class B Convertible Units acquired by it in the Drop-Down Contribution.  In connection with the Combination Transaction, SELLC and BBTS-B each received equity interests in Holdings and its general partner, Holdings GP, each of which is now owned 29.6% by SELLC and 70.4% by BBTS-B.

Item 4. Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated by reference herein.

SHB acquired the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for ownership and control of the Common Units, Class B Convertible Units and Subordinated Units by Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC and BBTS-B.  As a result of the relationship of BBTS-B to Holdings and Holdings GP and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.

(a) Beginning with the fiscal quarter of SXE ending on September 30, 2014 until the Class B Conversion Date (as defined in the Partnership Agreement), SXE will make quarterly distributions to Borrower payable in Class B PIK Units (as defined in the Partnership Agreement) pursuant to calculations in the Partnership Agreement.  On the Class B Conversion Date, all Class B Convertible Units and Class B PIK Units will automatically convert into Common Units on a one-for-one basis and participate in cash distributions pari passu with all other Common Units.

Each of the Filing Parties may make additional purchases of Common Units either in the open market or in private transactions although there are no current plans or proposals of the acquisition of additional Common Units (other than upon conversion of Class B Convertible Units or Subordinated Units as described in Item 1 and as may occur as a result of the exchange or distribution of equity securities of SXE for or on account of interests in Holdings as described in Item 6).  In connection with the Combination Transaction, SHB waived its right to receive distributions on the Subordinated Units that would cause the distributable cash flow ratio of SXE (defined as Distributable Cash Flow (as defined on the Partnership Agreement) as of a given date divided by total cash distributed by SXE on such date) to be less than 1.0, such waiver to terminate and be of no further force or effect when SXE can make a distribution on all outstanding Subordinated Units and maintain a distributable cash flow ratio of at least 1.0.  As described in the second  paragraph of Item 6, holders of Common Units have certain registration rights with respect to the resale of Common Units.

(b) The Filing Persons have no current plans or proposals which relate to or would result in any future extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions described herein.

(c) The Filing Persons have no current plans or proposals to have any future sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) In connection with the Drop-Down Contribution and Combination Transaction, Samuel P. Bartlett and Kim G. Davis resigned from the SXE GP Board, effective August 4, 2014.  The resignations did not result from a disagreement with SXE GP.  Jason H. Downie and Wallace C. Henderson were appointed to the Board, effective August 4, 2014.  Jon M. Biotti, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and David W. Biegler continued on the Board.  Philip M. Mezey was appointed as Executive Vice President of SXE GP, David Ash was appointed Vice President of SXE GP, Robb Lidell was appointed Vice President of SXE GP, and Gaylon Gray was appointed Vice President of SXE GP on August 4, 2014.

(e) The information set forth or incorporated in Item 4(a) is incorporated by reference.  The Filing Parties may cause the Issuer to change its capitalization or dividend policy of the Issuer in the future; however, the Filing Persons have no current plans or proposals to change the capitalization or dividend policy of the Issuer.

(f) The Filing Persons have no current plans or proposals for any future material changes in the issuer’s business or corporate structure.

(g) In connection with the Drop-Down Contribution, the Second Amended and Restated Agreement of Limited Partnership of SXE, dated April 12, 2013, was amended and restated as the Third Amended and Restated Agreement of Limited Partnership of SXE, dated August 4, 2014 to authorize the Class B Convertible Units and establish the rights, powers and preferences of the Class B Convertible Units.

In connection with the Combination Transactions, SELLC and BBTS-B entered into that certain Amended and Restated Limited Liability Company Agreement of Holdings GP dated August 4, 2014 (the “Holdings GP Agreement”) and that certain Amended and Restated Limited Partnership Agreement of Holdings dated August 4, 2014 (the “Holdings LP Agreement”).  The Partnership Agreement, Holdings GP Agreement and the Holdings LP Agreement (collectively, the “Company Agreements”) govern the voting and disposition of Common Units held by SHB.

(h) The Filing Persons have no current plans or proposals to cause in the future a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Filing Persons have no current plans or proposals to cause in the future a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) The Filing Persons have no current plans or proposals similar to other actions required to be disclosed other than as described in Items 3 and 4, which are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b)    As of August 14, 2014, 23,800,943 Common Units, 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding.  See Item 1, which is incorporated herein by reference.

SHB owns of record 2,116,400 Common Units and all 14,633,000 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”), which is owned 100% by Holdings (SHB, SHB GP, Guarantor, Guarantor GP, Holdings and Holdings GP are referred to collectively as the “Southcross Parties”).

BBTS-B owns 70.4% of each of Holdings and Holdings GP, the general partner of Holdings.  As a result of the relationship of BBTS-B to Holdings and Holdings GP and the relationship of the Filing Parties among themselves as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB, which (giving effect to the conversion of such Class B Convertible Units and Subordinated Units as described in Item 1 above) constitutes approximately 57.2% of the Common Units.

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties, except as described in Items 3 and 4, which are incorporated by reference herein.

(d) To the Knowledge of the Filing Parties, no other person other than the Filing Parties, SELLC (through its ownership interest in Holdings and Holdings GP), the Southcross Parties, the EIG Parties (as defined in Item 6 below) and the Tailwater Parties (as defined in Item 6 below), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) The Filing Parties have not ceased to be the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units and, therefore, the response to Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is incorporated by reference herein.

Under the Partnership Agreement, the Class B Convertible Units and Class B PIK Units will vote together with the Common Units as a single class and will vote as a separate class on any change to the Partnership Agreement that would adversely affect the Class B Convertible Units or Class B PIK Units.  As promptly as reasonably practicable following receipt of a request from any Holder (as defined in the Partnership Agreement), SXE shall file a registration statement providing for the resale of the Registrable Securities (as defined and provided for in the Partnership Agreement). The Partnership Agreement also contains various provisions regarding the Common Units, Class B Convertible Units and Subordinated Units regarding voting, distributions, transfers, the allocation of profits and losses and various other matters.

Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Holdings GP, as the general partner of Holdings, controls the activities of Holdings.  Pursuant to the Holdings GP Agreement, Holdings GP is managed by a board of directors (the “Holdings GP Board”).  Pursuant to the provisions in the Holdings GP Agreement, so long as (i) BBTS-B is a Designating Party (as defined in the Holdings GP Agreement), BBTS has the right to designate four directors to the Holdings GP Board (two of which will be designated as TW directors and 2 of which will be designated as EIG directors), (ii) SELLC is a Designating Party, SELLC has the right to designate two directors to the Holdings GP Board, (iii) Philip M. Mezey is affiliated with Holdings GP or any Designating Party, Mr. Mezey will have the right to designate one director to the

Holdings GP Board, and (iv) David W. Biegler is affiliated with Holdings GP or any Designating Party, Mr. Biegler will have the right to designate one director to the Holdings GP Board; and each such Person shall have the sole right to remove (with or without case), and to fill vacancies with respect to the director(s) designated by such entity or individual.  Each director designated by Messrs. Mezey and Biegler do not have voting rights.  Certain actions of Holdings GP requires approval of a majority of all directors entitled to vote and the approval of at least one director designated by each Designating Party that has a Veto Interest (which, as defined in the Holdings GP Agreement, generally means an interest equal to 50% of the interest originally allocated to such party).  In addition, certain other actions of Holdings GP require the approval of a majority of all directors entitled to vote.

The Holdings GP Agreement also provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors initially consisting of Jon M. Biotti, Jason H. Downie, Wallace C. Henderson, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and Mr. Biegler (who will also serve as Chairman).  So long as (i) BBTS-B is a Designating Party, BBTS-B has the right to designate four directors on the SXE GP Board (two of whom must be an Independent Director (as defined in the Holdings GP Agreement)) and (ii) SELLC is a Designating Party, SELLC shall have the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director); provided, however, an Independent Director designated by a Designating Party may be removed upon the vote or consent of a majority of the SXE GP Board (including the approval of the chairman of the SXE GP Board); provided, further, however, that that the Designating Party that designated such removed Independent Director shall have the right to designate an Independent Director to replace the removed Independent Director.  The seventh member of the SXE GP Board and the chairman of the SXE GP Board shall be determined by a vote or consent of a majority of the other directors of the SXE GP Board.  However, the initial chairman of the SXE GP Board shall be Mr. Biegler until August 4, 2016 (or until his earlier death or resignation).  There shall always be three Independent Directors on the SXE GP Board.

BBTS-B is party to a letter agreement (the “BBTS Letter Agreement”) with TW BBTS Aggregator LP, a Delaware limited partnership (“Aggregator”), which holds limited partnership interests in BBTS-LP, and EIG BlackBrush Holdings LLC, a Texas limited liability company (“EIG”), which holds limited partnership interests in BBTS-LP and 51.14% of BBTS-GP, which provides, among other things, that until BBTS-LP distributes the equity interests in Holdings and Holdings GP held by BBTS-B to BBTS-LP’s limited partners, as to BBTS-B’s rights under the Holdings GP Agreement (i) Aggregator shall have the right to designate the two TW directors to the Holdings GP Board and EIG shall have the right to designate the two EIG directors to the Holdings GP Board and (ii) Aggregator shall have the right to designate the two directors to the SXE Board (one of whom must be an Independent Director) and EIG shall have the right to designate the two directors to the SXE Board (one of whom must be an Independent Director).  Each of (i) Aggregator (together with BB-II Holdco LP, a Delaware limited partnership, TW/LM GP Sub, LLC, a Texas) limited liability company, Tailwater Energy Fund I, LP, a Delaware limited partnership, TW GP EF-I, LP, a Delaware limited partnership, TW GP EF-I GP, LLC, a Texas limited liability company, Tailwater Capital LLC, a Texas limited liability company, Jason H. Downie and Edward Herring of Tailwater (collectively with Aggregator, the “Tailwater Parties”)) and (ii) EIG (together with EIG Management Company, LLC, a Delaware limited liability company, EIG Asset Management, LLC, a Delaware limited liability company, EIG Global Energy Partners, LLC, a Delaware limited liability company, The R. Blair Thomas 2010 Irrevocable Trust, a Virginia trust, and R. Blair Thomas, an individual (collectively with EIG, the “EIG Parties”) are separately filing Schedule 13Ds with respect to the securities to which this Schedule 13D relate.

Pursuant to the Holdings LP Agreement, Holdings GP will manage, direct and control Holdings. As provided in the Holdings LP Agreement, certain actions of Holdings require approval of Holdings GP requiring the approval of a majority of all Directors entitled to vote and the approval of at least one Director designated by each Designating Party that has a Veto Interest.  In addition, certain other actions of Holdings require approval of Holdings GP requiring the approval of a majority of all Directors entitled to vote.  Under the BBTS Letter Agreement, each of Aggregator and EIG have agreed to cause their respective designated directors on the Holdings GP Board to not approve any Super Majority Decision unless such action is approved by the other’s designated directors on the Holdings GP Board.

Also under the Holdings LP Agreement, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after February 3, 2020, Holdings will institute a process pursuant to which all (and not less than all) of the interest of such requesting Designating Party in Holdings and Holdings GP may be exchanged for equity securities of SXE and receive customary registration rights with respect to such equity securities of SXE so issued in exchange for such interest in Holdings and Holdings GP.  Such right of a Designating

Party to exchange its interests in Holdings and Holdings GP is subject to a right of each other Designating Party to purchase such exchanging parties’ interests in Holdings and Holdings GP at fair market value.

The Holdings LP Agreement also provides that, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after  August 4, 2016, Holdings will use good faith efforts to distribute to the common equity owners of Holdings all equity securities of SXE held by Holdings and each person receiving such SXE securities will receive customary registration rights with respect to such equity securities of SXE so distributed.

The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the BBTS Letter Agreement and the Company Agreements in this Schedule 13D (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement.  The foregoing descriptions are qualified in their entirety by reference to the full text of the Transaction Agreements, copies of which are Exhibits 1 through 6 hereto and incorporated by reference herein.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries, or their business or operations.  SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries.  Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”).  The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1.  Contribution Agreement among TexStar Midstream Services, LP, Southcross Energy Partners, L.P. and Southcross Energy GP LLC dated June 11, 2014 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 12, 2014).

Exhibit 2.  Contribution Agreement among BBTS Borrower LP, Southcross Energy LLC and Southcross Holdings LP dated June 11, 2014 (incorporated herein by reference to Exhibit 2 to the Schedule 13D dated August 14, 2014 filed by the Southcross Parties, SELLC, and CCP).

Exhibit 3.  Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC dated August 4, 2014 (incorporated herein by reference to Exhibit 3 to the Schedule 13D dated August 14, 2014 filed by the Southcross Parties, SELLC, and CCP).

Exhibit 4.  Amended and Restated Agreement of Limited Partnership of Southcross Holdings LP dated August 4, 2014 (incorporated herein by reference to Exhibit 4 to the Schedule 13D dated August 14, 2014 filed by the Southcross Parties, SELLC, and CCP).

Exhibit 5.  Third Amended and Restated Agreement of Limited Partnership of Southcross Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 4, 2014).

Exhibit 6.  Letter Agreement dated August 4, 2014, among BBTS Borrower LP, TW BBTS Aggregator LP and EIG BlackBrush Holdings LLC.

Exhibit 7.  Joint Filing Agreement.

Exhibit 8. Power of Attorney - BBTS Borrower LP.

Exhibit 9. Power of Attorney - BBTS Borrower GP LLC.

Exhibit 10. Power of Attorney - BBTS Guarantor LP.

Exhibit 11. Power of Attorney - BBTS Guarantor GP LLC.

Exhibit 12. Power of Attorney - BlackBrush TexStar LP.

Exhibit 13. Power of Attorney - BlackBrush TexStar GP LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 2014

BBTS BORROWER LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Borrower LP

BBTS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Borrower GP LLC

BBTS GUARANTOR LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Guarantor LP

BBTS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BBTS Guarantor GP LLC

BLACKBRUSH TEXSTAR LP, a Delaware limited partnership

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BlackBrush TexStar LP

BLACKBRUSH TEXSTAR GP LLC, a Delaware limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Attorney-In-Fact for BlackBrush TexStar GP LLC

APPENDIX 1

The name, principal address and position of the officers and directors, as applicable, of the following entities are as follows:

BBTS Borrower LP

•	BBTS Borrower GP LLC is the sole general partner

BBTS Borrower GP LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Philip M. Mezey	Co-Chief Executive Officer and Chief Operating Officer	Executive Vice President of Southcross Energy Partners GP, LLC 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-
P. Scott Martin	Co-Chief Executive Officer, President and Chief Financial Officer	Chief Executive Officer and President, BlackBrush Oil & Gas LP 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-

BBTS Guarantor LP

•	BBTS Guarantor GP LLC is the sole general partner

BBTS Guarantor GP LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Philip M. Mezey	Co-Chief Executive Officer and Chief Operating Officer	Executive Vice President of Southcross Energy Partners GP, LLC 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-
P. Scott Martin	Co-Chief Executive Officer, President and Chief Financial Officer	Chief Executive Officer and President, BlackBrush Oil & Gas LP 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-

BlackBrush TexStar LP

•	BlackBrush TexStar GP LLC is the sole general partner

BlackBrush TexStar GP LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Jason H. Downie	Director	Managing Partner, Tailwater Capital, LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201	-0-
Edward Herring	Director	Managing Partner, Tailwater Capital, LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201	-0-
John Muse	Director	Non-Executive Chairman, Kainos Capital, LLC 2100 McKinney Avenue, Suite 1600 Dallas, Texas 75201	-0-
Curt S. Taylor	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002	-0-
Clayton R. Taylor	Director	Senior Vice President, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002	-0-
Patrick H. Hickey	Director	Senior Vice President, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002	-0-
Phillip M. Mezey	Director, Co-Chief Executive Officer and Chief Operating Officer	Executive Vice President of Southcross Energy Partners GP, LLC 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-
P. Scott Martin	Director, Co-Chief Executive Officer, President and Chief Financial Officer	Chief Executive Officer and President, BlackBrush Oil & Gas LP 18615 Tuscany Stone, Suite 300 San Antonio, Texas 78258	-0-